Transamerica Asset Management, Inc. P.O. Box 9012 Clearwater, Florida 33758-9012 727-299-1800

April 30, 2014

VIA EDGAR CORRESPONDENCE

Ms. Karen Rossotto

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

Re:	Transamerica Partners Funds Group (File Nos. 033-61810, 811-07674)
Transamerica Partners Funds Group II (File Nos. 333-00295, 811-07495)
(each, a “Registrant” and together, the “Registrants”)

Dear Ms. Rossotto:

On behalf of the Registrants, we are filing this letter to respond in writing to the Staff’s comments on the Registration Statements filed under Rule 485(a) of the Securities Act of 1933, as amended, on Form N-1A for Transamerica Partners Funds Group (Accession Number: 0001193125-14-069918) and Transamerica Partners Funds Group II (Accession Number: 0001193125-14-069905) with the Securities and Exchange Commission (the “Commission”) on February 26, 2014, relating to Transamerica Partners International Equity, Transamerica Partners Mid Growth, Transamerica Partners Mid Value, Transamerica Partners Small Core, series of Transamerica Partners Funds Group (the “TPFG Funds”), and Transamerica Partners Institutional International Equity, Transamerica Partners Institutional Mid Growth, Transamerica Partners Institutional Mid Value and Transamerica Partners Institutional Small Core, series of Transamerica Partners Funds Group II (the “TPFG II Funds” and together with the TFPG Funds, the “Funds”). The Staff’s comments were conveyed to the Registrants by telephone on April 14, 2014.

Below are the Staff’s comments on the Registration Statements with respect to the Funds and the Registrants’ responses thereto.

General Prospectus Comments

1.	Fees and Expenses: The Staff requests confirmation that the aggregate expenses of each Fund include those of the respective master fund. If so, please include a footnote.

Response: The Registrants confirm that each Fund’s expenses include the direct expenses of the Fund and its allocated share of expenses of the underlying master fund. The Registrants note that each Fund’s fee table includes the following footnote:

“The fund invests in securities through an underlying master fund. This table and the example below reflect the direct expenses of the fund and its allocated share of expenses of the underlying master fund.”

2.	Fees and Expenses: The Staff requests confirmation that the Acquired Fund Fees and Expenses line item reflects fees and expenses of the underlying funds in which each relevant Fund’s respective master fund invests.

Response: The Registrants so confirm.

3.	Principal Risks: Please remove “Cash Management and Defensive Investing” as a principal risk of the Funds. The Staff notes that the disclosure could be moved to the section titled “More on Risks of Investing in the Funds” under Item 9.

Response: The Registrants believe the strategy and risk disclosure is consistent with the requirements of Item 4 of Form N-1A. The Registrants have therefore not made revisions to the disclosure.

4.	Principal Investment Strategies: Please include “sell” strategies utilized by the Funds in addition to “buy” strategies currently listed in the principal investment strategies.

Response: The Registrants believe the strategy and risk disclosure is consistent with the requirements of Item 4 of Form N-1A. The Registrants have therefore not made revisions to the disclosure.

5.	Features and Policies: Please add disclosure under the “Investment Policy and Other Changes” section stating whether shareholders will be notified of changes to the Funds’ investment objective and strategies.

Response: The Registrants believe that the Funds’ current disclosure appropriately addresses the requirements of Form N-1A. The Registrants have therefore not made revisions to the disclosure.

Transamerica Partners International Equity and Transamerica Partners Institutional International Equity – Prospectus Comments

6.	Principal Risks: Please add “Depositary Receipts” as a principal risk of the Funds. Additionally, please confirm whether the Funds intend to invest in unsponsored depositary receipts. If the Funds intend to invest in unsponsored depositary receipts, please consider revising the “Depositary Receipts” risk.

Response: The Registrants have made revisions consistent with the Staff’s comment. The Registrants confirm that the Funds do not currently intend to invest in unsponsored depositary receipts.

Transamerica Partners Mid Growth and Transamerica Partners Institutional Mid Growth – Prospectus Comments

7.	Principal Investment Strategies: Please provide a plain English explanation for what types of investments are included in “securities of medium sized (or mid-cap) companies and other investments with similar economic characteristics.”

Response: The Registrants believe that the Funds’ current disclosure appropriately addresses the requirements of Item 4 of Form N-1A. The Registrants have therefore not made revisions to the disclosure.

8.	Principal Investment Strategies/Principal Risks: Please confirm whether investing in emerging markets is a principal strategy of the Funds and, if so, include related disclosure in the Funds’ principal investment strategies section and include the corresponding principal risk.

Response: The Registrants confirm that investing in “emerging markets” is not a principal investment strategy, so therefore no revisions have been made to the disclosure.

9.	Principal Investment Strategies: If applicable, please revise disclosure to reflect that “active trading” is a principal investment strategy of the Funds. If “active trading” is not a principal investment strategy, please remove “Active Trading” from the “Principal Risk” section.

Response: The Registrants believe the Funds’ current disclosure is consistent with Item 4 of Form N-1A. The Registrants have therefore not made revisions to the disclosure.

Transamerica Partners Mid Value and Transamerica Partners Institutional Mid Value – Prospectus Comments

10.	Investment Objective: Please refine the investment objective and remove the following disclosure:

“through investments primarily in a diversified portfolio of common stocks.”

The Staff notes that such disclosure is an investment strategy and not an investment objective.

Response: The Registrants have made revisions consistent with the Staff’s comment.

11.	Principal Investment Strategies: Please provide a plain English explanation for what types of investments are included in “securities of medium sized (or mid-cap) companies and other investments with similar economic characteristics.”

Response: The Registrants believe that the Funds’ current disclosure appropriately addresses the requirements of Form N-1A, and have therefore not made revisions to the disclosure.

12.	Please confirm that the full notional value of any derivative investment would be included in the Funds’ 80% test.

Response: The Registrants so confirm.

13.	Principal Investment Strategies/Principal Risks: Please confirm whether investing in emerging markets is a principal strategy of the Funds and, if so, include related disclosure in the Funds’ principal investment strategies section and include the corresponding principal risk.

Response: The Registrants confirm that investing in “emerging markets” is not a principal investment strategy, so therefore no revisions have been made to the disclosure.

14.	Principal Investment Strategies/Principal Risks: Please revise the “Derivatives” risk disclosure to focus on those derivatives in which the Funds will invest and include related disclosure in the Funds’ principal investment strategies section.

Response: The Registrants believe that the Funds’ current disclosure appropriately discloses the risks associated with investing in derivatives and is consistent with the requirements of Item 4 of Form N-1A. The Registrants have therefore not made revisions to the associated risk disclosure.

15.	Management: Please include any firm titles in addition to “Portfolio Manager” for each portfolio manager of the Funds.

Response: The Registrants believe the current disclosure appropriately discloses the information required by Item 5 of Form N-1A and adequately discloses the appropriate titles. As such, the Registrants have therefore not made revisions to the disclosure. The Registrants note additional information regarding each portfolio manager is provided pursuant to Item 10 of Form N-1A under “Shareholder Information.”

Transamerica Partners Small Core and Transamerica Partners Institutional Small Core – Prospectus Comments

16.	Principal Investment Strategies: The Staff requested clarification as to the meaning of the following underlined disclosure:

“The fund considers small-cap companies to be companies with market capitalizations that, at the time of initial purchase, are within the general range of capitalization of the companies that are included in the Russell 2000® Index over time.”

In particular, the Staff noted that the disclosure should be refined to include the “general range of capitalization” of the index, and to further explain how this range can change “over time.”

Response: The Registrants have removed “general” and “over time” from the Funds’ disclosure in response to the Staff’s comment.

17.	Principal Investment Strategies: Please delete the sentence “Investment in derivatives, futures and swaps are not permitted” as negative investment strategies are not permitted by Item 4 of Form N-1A.

Response: The Registrants have made revisions consistent with the Staff’s comment.

18.	Principal Investment Strategies: If applicable, please revise disclosure to reflect that “active trading” is a principal investment strategy of the Funds. If “active trading” is not a principal investment strategy, please remove “Active Trading” from the “Principal Risk” section.

Response: The Registrants believe the Funds’ current disclosure is consistent with Item 4 of Form N-1A. The Registrants have therefore not made revisions to the disclosure.

19.	Principal Risks: Please add “Foreign Investments” and “Depositary Receipts” as principal risks of the Funds. Additionally, please confirm whether the Funds intend to invest in unsponsored depositary receipts. If the Funds intend to invest in unsponsored depositary receipts, please consider revising the “Depositary Receipts” risk.

Response: The Registrants have made revisions consistent with the Staff’s comment.

20.	Principal Investment Strategies: If applicable, please revise the disclosure to reflect that investing in “growth stocks” is a principal investment strategy of the Funds. If investing in “growth stocks” is not a principal investment strategy, please remove “Growth Stocks” from the “Principal Risk” section.

Response: The Registrants believe the Funds’ current disclosure is consistent with Item 4 of Form N-1A. The Registrants have therefore not made revisions to the disclosure.

Statement of Additional Information Comments

21.	Additional Information Regarding Investment Practices: Please revise the narrative disclosure on concentration to clarify that the Funds cannot invest “without limit” in municipal securities without taking into account the industry in which the municipality invests. The Registrants could address this comment by saying that municipal governments and their authorities, agencies, instrumentalities or political subdivisions will not be considered an industry for the purposes of concentration.

Response: The Registrants have not made the requested change regarding municipal securities. The Registrants are unaware of any requirement under the 1940 Act, the rules promulgated thereunder or Form N-1A that requires this change. The Registrants are also unaware of any support for this change in the views of the Staff with respect to industry concentration as reflected in former Guide 19 to Form N-1A or Investment Company Act Release IC-9785 (May 31, 1977). The Registrants note that the sentence that immediately follows the disclosure in question states that “[a]ccordingly, issuers of the foregoing securities will not be considered to be members of any industry.” As the “foregoing securities” include securities of municipal governments and their authorities, agencies, instrumentalities or political subdivisions, the Registrants believe the current disclosure addresses the Staff’s comment.

22.	Expense Limitation: Please confirm that the effect of any expense limitation agreements will be reflected in the expense examples for the length of time they are in effect.

Response: The Registrants so confirm.

The Registrants acknowledge that, with respect to filings made by each Registrant with the Commission and reviewed by the Staff:

(a)	the Registrants are responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)	the Registrants may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (727) 299-1844 with any questions.

Very truly yours,

/s/ Timothy J. Bresnahan
Timothy J. Bresnahan
Assistant Secretary
Transamerica Asset Management, Inc.

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